 SEC Form 3
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Taggart, Richard J. (Last) (First) (Middle) P. O. Box 9777 (Street) Federal Way, WA 98063-777 (City) (State) (Zip) USA	2. Date of Event Requiring Statement (Month/Day/Year) April 15, 2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name and Ticker or Trading Symbol
Weyerhaeuser Company   WY
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Executive Vice President & CFO
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)
Common	3,409	I	By 401(k) and PSP Plans

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 5(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1473 (7-02)

Taggart, Richard J. - April 15, 2003
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Share Equivalents	Immediate (1) | (1)	Common - 9,685	$0.0000 (2)	D
Stock Option (right to buy)	Varies (3) | 02/13/2006	Common - 3,500	$45.9375	D
Stock Option (right to buy)	Varies (4) | 02/06/2007	Common - 4,000	$45.7500	D
Stock Option (right to buy)	Varies (5) | 02/12/2008	Common - 4,500	$51.0937	D
Stock Option (right to buy)	Varies (6) | 03/26/2008	Common - 1,372	$56.7812	D
Stock Option (right to buy)	Varies (7) | 02/10/2009	Common - 9,000	$53.7500	D
Stock Option (right to buy)	Varies (8) | 12/08/2009	Common - 3,000	$65.5625	D
Stock Option (right to buy)	Varies (9) | 02/09/2010	Common - 10,500	$53.0312	D
Stock Option (right to buy)	Varies (10) | 04/17/2010	Common - 1,000	$55.5625	D
Stock Option (right to buy)	Varies (11) | 02/07/2011	Common - 13,920	$52.7050	D
Stock Option (right to buy)	Varies (12) | 02/12/2012	Common - 12,600	$61.2500	D
Stock Option (right to buy)	Varies (13) | 08/05/2012	Common - 750	$54.6950	D
Stock Option (right to buy)	Varies (14) | 02/13/2013	Common - 12,000	$49.6050	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
By: Vicki A. Merrick, Attorney-in-fact for ________________________________ 04-15-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Taggart, Richard J. - April 15, 2003
Form 3 (continued)
FOOTNOTE Descriptions for Weyerhaeuser Company WY

Form 3 - April 2003

Richard J. Taggart
P. O. Box 9777

Federal Way, WA 98063-777
Explanation of responses:

(1)   The common share equivalents were acquired pursuant to the Weyerhaeuser Company Comprehensive Incentive Compensation Plan and are to be settled 100% in cash upon the reporting persons termination or retirement.
(2)   1 for 1
(3)   The option vests in 25% increments beginning February 14, 1997
(4)   The option vests in 25% increments beginning February 7, 1998
(5)   The option vests in 25% increments beginning February 13, 1999
(6)   The option vests in 25% increments beginning March 27, 1999
(7)   The option vests in 25% increments beginning February 11, 2000
(8)   The option vests in 25% increments beginning December 9, 2000
(9)   The option vests in 25% increments beginning February 10, 2001
(10)   The option vests in 25% increments beginning April 18, 2001
(11)   The option vests in 25% increments beginning February 8, 2002
(12)   The option vests in 25% increments beginning February 13, 2003
(13)   The option vests in 25% increments beginning August 6, 2003
(14)   The option vests in 25% increments beginning February 14, 2004

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